HUADI INTERNATIONAL GROUP CO., LTD.

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-057786598888

November 23, 2020

Via Edgar

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Edward M. Kelly

Re:	Huadi International Group Co., Ltd.
Registration Statement on Form F-1
Filed September 18, 2020
File No. 333-248919

Dear Mr. Kelly:

This letter is in response to the letter dated October 1, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Huadi International Group Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement No. 1”) is being submitted to accompany this letter.

Registration Statement on Form F-1 filed September 18, 2020

General

1.	Please tell us what consideration you gave to providing applicable disclosures discussed in the public statement entitled "Emerging Market Investments Entail Significant Disclosure, Financial Reporting and Other Risks; Remedies are Limited."

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that Company acknowledges the joint statement dated April 21, 2020 made by Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. We have included a risk factor noting the higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions in emerging markets generally (page 29). Furthermore, our independent accounting firm Briggs & Veselka Co. is a U.S. based accounting firm and therefore subject to periodic PCAOB inspections. We do not believe that the difficulty associated with inspecting accounting papers is applicable to our Company.

2.	We remind you of the financial statement updating requirements in Item 8.A.4 of Form 20-F as well as instruction 2 to Item 8.A.4 of Form 20-F. Specifically, in the case of an initial public offering, the audited financial statements shall be as of a date not older than 12 months.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that the Company respectfully requests that the Commission to waive the requirement of Item 8.A.4 of Form 20-F. The Company hereby submits a waiver request as Exhibit 99.8 pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-Month Requirement “in cases where the company is able to represent adequately… that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) by the staff of the Division of Corporation Finance of the Commission (the “Staff”) at Section III.B.c.

HUADI INTERNATIONAL GROUP CO., LTD.

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-057786598888

Selected Financial Information, page 12

3.	Please remove the label “audited” and “unaudited” from the headers in all the selected historical financial information tables. A column of numbers derived from audited financial statements without the full presentation of financial information is not considered to be audited. In addition, the identification of some columns as “unaudited” may give an investor the impression that the other columns have been audited.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have removed the labels in the amended F-1. (page 12)

Executive Compensation, page 69

4.	For directors and named executive officers, update the disclosure to include compensation information for the last full fiscal year which ended September 30, 2020. See Item 4(a) of Form F-1 and Item 6.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have updated the amended F-1 to include compensation information for our executive officers and directors for the last full fiscal year. (page 71)

Related Party Transactions, page 70

5.	Update the disclosure to include related party transactions since the beginning of the three preceding fiscal years up to the date of the registration statement on Form F-1. See Item 4(a) of Form F-1 and Item 7.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the Related Party Transaction section to include transactions for the past three fiscal years. (page 72)

Consolidated Financial Statements for the Six Months Ended March 31, 2020 and 2019

Note 15 – Commitment and Contingencies, page F-23

6.	You disclose on page F-23 that you had no pending legal proceedings as of March 31, 2020. However, we note disclosure on page 60 that Tangshan Sanyou Chemical Co filed a complaint against the company on October 28, 2019, demanding that the company compensate the plaintiff for economic loss of RMB 1,233,388 and bear the litigation costs of the case. The case appears to be ongoing. Please revise to provide the disclosure related to the litigation matter pursuant to ASC 450-20-50. Tell us also how you considered including a discussion of this matter in your subsequent events note on page F- 48 as well as the risk factors section.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we evaluated this pending legal proceeding and concluded our disclosure was complied with the applicable disclosure requirements for unrecognized loss contingencies under ASC 450-20-50.

ASC 450-20-50 requires disclosure of an unrecognized loss contingency if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either (i) an accrual has not been made for a loss contingency because any of the conditions in paragraph 450-20-25-2 are not met or (ii) an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-1.

The Company’s financial reporting team and the legal counsel who represents us in this legal proceeding reviewed this pending litigation matter to determine whether any accruals are necessary under the provisions of ASC 450-20-25 and to determine the appropriate disclosures in the notes to the consolidated financial statements under the provisions of paragraphs 3 and 4 of ASC 450-20-50. Specifically, the review is used to determine whether any matters would result in a loss that is “probable” and “estimable,” or “reasonably possible.”

As of the filing of this amendment, through the procedures described above and below, we determined that the likelihood that the Company incurred or would incur a loss related to the suit filed by Tangshan Sanyou Chemical Co was remote due to numerous factors that existed at the relevant determination time.

HUADI INTERNATIONAL GROUP CO., LTD.

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-057786598888

We analyzed the factors identified in ASC 450-20-55-12 as follows:

(1) The nature of the litigation and claims

The litigation focus of the parties involved the determination of the leakage cause of piping products the Company supplied to the plaintiff and which party is responsible to the leakage. In addition, even in the event the court ruled in favorable to the plaintiff, the likelihood of any material monetary damages being awarded was still determined to be remote.

(2) The progress of the case

The litigation was filed in October, 2019. On July 10, 2018, the plaintiff and Huadi Steel signed a high vacuum seawater pipeline procedural stainless steel pipeline procurement contract (contract number: SYGF-GY-GC-18072), pursuant to which the plaintiff would purchase a total of nine types of stainless seamless steel pipes from Huadi Steel, to be used for high vacuum seawater projects. The above-mentioned steel pipes were alleged to be continuously and completely leaking within half year of use. The plaintiff claimed that this batch of steel pipes sold by Huadi Group did not meet the conditions for safe use and constituted a breach of contract, alleging a loss of RMB 21,288. The plaintiff submitted that it spent an additional RMB 1,212,100 to purchase steel pipes as replacement, totaling the alleged loss of RMB 1,233,388. The first hearing of the case has been completed. As of the date hereof, under the instruction of the court, the testing organization selected by the court is sampling and testing the quality of the goods supplied by Huadi Steel. Overall, it was our view that the litigation was still in the early stages.

(3) Our experience in other litigation

In the history of the Company, we have had experience with complex technology and business litigation, and that helped inform our evaluation.

(4) Consultation with outside counsel

Our evaluation was also informed by our ongoing discussions with outside counsel on their views of the litigation.

(5) Management’s response to the litigation

As of the filing of this amendment, we were vigorously contesting the litigation and there were no active settlement discussions between the parties.

Based on our review of the supporting underlying facts and analyses as summarized above, a loss contingency was determined to be remote as of the filing date of this amendment. Therefore, we determined that it was not necessary to disclose an estimate of the possible loss or range of possible loss or provide a statement that such an estimate cannot be made in accordance with paragraph 4 of ASC 450-20-50. Although we determined a loss contingency was remote, we nevertheless believed it was appropriate to provide disclosure that the litigation existed.

We will closely pay attention to the future development of this legal proceeding and if we determine the possibility of incurring an liability is reasonably possible, we will modify our disclosure in Note 15 – Commitment and Contingencies and NOTE 17 – Subsequent Events in future filings.

Exhibit Index, page II-2

7.	The EDGAR system does not reflect that Exhibits 10.8 and 14.1 were filed, and the exhibit index does not reflect that those exhibits are to be filed by amendment. Please revise.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have included Exhibit 10.8 and Exhibit 14.1, respectively, in the amended F-1.

HUADI INTERNATIONAL GROUP CO., LTD.

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-057786598888

Signatures, page II-5

8.	The registration statement must be signed by your principal accounting officer or controller. Additionally, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See instructions 1 and 2 for signatures on Form F-1, and revise.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that the amended F-1 has been signed by our Chief Financial Officer and Principal Financial Officer, Qin Li.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Huisen Wang
Name:	Huisen Wang
Title:	Chief Executive Officer

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